EXHIBIT 99.1

Just Energy Provides Update on Listing of its Shares

TORONTO, March 22, 2021 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers, today announced that it has given notice to the New York Stock Exchange (the “NYSE”) that the Company will not appeal the previously announced recommendation by NYSE staff that the Company be delisted after receiving creditor protection under the Companies’ Creditors Arrangement Act (Canada) from the Ontario Superior Court of Justice (Commercial List) and under Chapter 15 in the United States. As a result, the Company’s common shares will be immediately suspended from trading on the NYSE. The NYSE will proceed to file a delisting application with the Securities and Exchange Commission. The Company’s common shares will commence trading on the OTC Pink Market in the United States.

The Company also announced that it has applied to the TSX Venture Exchange (the "TSX-V") to list the Company’s common shares. While the Company anticipates that its application with the TSX-V will be processed within 30 to 60 days, there is no guarantee that the TSX-V will approve the listing.

The changes to the markets on which the Company’s common shares trade do not impact the Company’s continued business operations or services to its customers across North America.

About Just Energy Group Inc.
Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and terrapass. Visit https://investors.justenergy.com/ to learn more.

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements, including statements with respect to the delisting of the shares of the Company from the NYSE and the listing of the shares on the OTC Pink Market and the TSX-V and the timing thereof; and the changes to the markets on which the common shares trade not impacting the Company’s continued business operations or services to its customers. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to: the ability of the Company to continue as a going concern; the outcome of proceedings under Companies’ Creditors Arrangement Act (Canada) and similar legislation in the United States; the outcome of any invoice dispute with the Electric Reliability Council of Texas (“ERCOT”); obtaining relief to delay payment of certain ERCOT settlement invoices; the outcome of potential litigation in connection with the Texas extreme weather event (the “Weather Event”); the quantum of the financial loss to the Company from the Weather Event and its impact on the Company’s liquidity; the Company’s discussions with key stakeholders regarding the Weather Event and the outcome thereof; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Monitor
FTI Consulting Inc.
416-649-8127 or 1-844-669-6340
justenergy@fticonsulting.com

Media
Boyd Erman
Longview Communications and Public Affairs
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group